SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. DaimlerChrysler and Bombardier terminate dispute over Adtranz sale

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DaimlerChrysler and Bombardier Terminate Dispute Over Adtranz Sale

Stuttgart—Today, the Board of Management of DaimlerChrysler AG has approved a settlement negotiated with Bombardier Inc. and its subsidiary Bombardier Transportation (Holdings) Germany GmbH (together “Bombardier”) resolving all disputes in connection with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) to Bombardier in 2001.

DaimlerChrysler sold Adtranz to Bombardier on April 30, 2001 for a preliminary purchase price of USD 725 million.  Due to the arbitration proceedings pending thus far, DaimlerChrysler has not realized EUR 300 million of the purchase price, which had been fully paid.  Instead, EUR 300 million was accounted for as deferred gain.

The settlement provides for a purchase price adjustment in favor of Bombardier in the amount of EUR 170 million.  On the basis of the settlement, a realization of the deferred gain in the amount of EUR 130 million is possible.  All other claims of Bombardier are withdrawn.  The claims raised by Bombardier in arbitration proceedings filed with the International Chamber of Commerce in Paris in July 2002 amounted to approx. EUR 960 million.  Thus, the arbitration proceedings are terminated.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: September 28, 2004